SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)


                        The Ashton Technology Group, Inc.
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                                (Name of Issuer)

                          Common Stock, par value $.01
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                         (Title of Class of Securities)

                                   045084-10-0
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                                 (CUSIP Number)

               Harvey Spear, Esq., Cadwalader, Wickersham & Taft,
                       100 Maiden Lane, New York, NY 10038
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 10, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 045084-10-0.

                                  SCHEDULE 13D

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CUSIP No. 045084-10-0                          Page 2 of 5 Pages
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------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       The Dover Group, Inc.
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)(b)

------ -------------------------------------------------------------------------
3      SEC USE ONLY

------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
       WC, OO

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5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [X]

------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

--------------------- -------- -------------------------------------------------
                      7        SOLE VOTING POWER
                               753,500
     NUMBER OF
                      -------- -------------------------------------------------
       SHARES         8        SHARED VOTING POWER
    BENEFICIALLY               -0-
      OWNED BY
                      -------- -------------------------------------------------
        EACH          9        SOLE DISPOSITIVE POWER
     REPORTING                 753,500
       PERSON
                      -------- -------------------------------------------------
        WITH          10       SHARED DISPOSITIVE POWER
                               -0-
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         753,500

-------- -----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.7%

-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         CO
-------- -----------------------------------------------------------------------

                                                               Page 3 of 5 Pages


                         AMENDMENT NO. 5 TO SCHEDULE 13D

     This amended statement filed by The Dover Group, Inc. ("Dover" or the "Reporting Person") relates to shares of common stock, $.01 par value per share (the "Common Stock"), of The Ashton Technology Group, Inc. ("Ashton or the "Issuer"). This Amendment No. 5 amends and supplements Items 3, 5 and 6 of any previous Schedule 13D's filed by the Reporting Person.

Item 3.  Source and Amount of Funds or Other Consideration

     This Item is hereby amended by the deletion of the following paragraph from this Item:

     The Reporting Person will use cash provided from working capital to purchase the 750,000 shares of Common Stock (the "Shares") from David N. Rosensaft ("Rosensaft") for $2,000,000 on April 10, 1997.

Item 5.  Interest in Securities of the Issuer

     This item is hereby amended and restated as follows:

     (a) Based on the Form 10-QSB of the Issuer for the period ended December 31, 1996, the Issuer had issued and outstanding 7,562,500 shares of Common Stock.

     As explained in Item 6, the Reporting Person is the beneficial owner of 240,000 common stock warrants of the Issuer (the "Warrants"). Pursuant to Securities Exchange Act Rule 13d-3(d)(1)(i), the 240,000 Warrants shall be deemed to be outstanding for the purpose of computing the percentage of outstanding Common Stock owned by Dover. Thus, 7,802,500 shares of Common Stock are outstanding for purposes of computing the percentage of outstanding Common Stock owned by Dover.

     Dover may be considered the beneficial owner of a total of 753,500 shares of Common Stock, or 9.7% of the outstanding Common Stock.

 ----------------------------------------- ------------------------------------

(b)                                                The Dover Group, Inc.
----------------------------------------- ------------------------------------

Sole Power to vote/ direct vote                         753,500
----------------------------------------- ------------------------------------

Shared Power to vote/direct vote                          -0-
----------------------------------------- ------------------------------------

Sole Power to dispose/ direct                           753,500
disposition
----------------------------------------- ------------------------------------

Shared Power to dispose/ direct                           -0-
disposition
----------------------------------------- ------------------------------------

     (c) During the past sixty days, the following transactions in the Common Stock were effected:

     On May 2, 1997, Dover became eligible to exercise 240,000 Warrants of the Issuer. These Warrants must be exercised by May 2, 2002.

     In addition, see Item 6.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     This item is hereby amended and supplemented as follows:

     A Settlement Agreement by and among the Issuer, Universal Trading Technologies Corporation ("UTTC"), Fredric W. Rittereiser ("Rittereiser"), The Dover Group, Inc., and David N. Rosensaft ("Rosensaft") and a Stock Purchase Agreement by and among the Issuer, Rittereiser, Dover and Rosensaft
(collectively,  the  "Agreements"),  were both entered into on January 30, 1997.
Subject to the Agreements, Dover, Rittereiser, or his or its designee was to purchase 750,000 shares of Common Stock from Rosensaft for $2,000,000 on April 10, 1997. The Settlement Agreement and the Stock Purchase Agreement were attached as exhibit 99.1 and Exhibit 99.2 to Amendment No. 3 to this Schedule 13D, respectively.

     On April 10, 1997, Rittereiser and the Reporting Person declined to purchase the 750,000 shares.

     On May 1, 1997, Rosensaft commenced an action in the United States District Court for the Southern District of New York entitled "David N. Rosensaft v. The Ashton Technology Group, Inc., Universal Trading Technologies Corporation, The Dover Group, Inc. and Frederic W. Rittereiser" (collectively, the "Defendants") No. 97 Civ. 3138, asserting ten claims against one or more of the Defendants including breach of contract and securities fraud and seeking, inter alia, specific performance of the Settlement Agreement dated January 30, 1997, between and among the parties or in the alternative, actual and consequential damages in an amount to be proved at trial in addition to punitive damages. On June 9, 1997, Rosensaft served a First Amended Complaint adding three additional claims against Ashton, alleging that Ashton improperly refused Rosensaft's request to sell his Ashton stock.

     Between April 10, 1997 and June 26, 1997, the Reporting Person endeavored to work out a settlement with Rosensaft relating to the 750,000 shares.

     On June 26, 1997, the Defendants served their answer and counterclaims generally denying the allegations of the First Amended Complaint and alleging six counterclaims against Rosensaft, including that (i) Rosensaft acquired 1,100,000 shares of Ashton Common Stock from Ashton on the basis of false and misleading statements and common law fraud and (ii) Rosensaft breached his January 19, 1996 Consulting Agreement with Ashton (the "Consulting Agreement") by (a) failing to carry out his duties as a consultant under the Consulting Agreement, (b) violating the provisions of the Consulting Agreement restricting his use of confidential information of Ashton, (c) failing to adhere to the non-competition provisions of the Consulting Agreement, (d) misappropriating for himself the property rights of UTTC relating to the Ashton's Universal Trading System ("UTS(TM)"), and (e) failing to return to UTTC and/or Ashton valuable property and information, including confidential documents and computer equipment belonging to UTTC and/or Ashton.

     Based on the information discussed above, the Reporting Person is not the beneficial owner of the 750,000 shares referenced above.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 10, 1997

The Dover Group, Inc.

/s/ Fredric W. Rittereiser
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By:  Name:  Fredric W. Rittereiser
     Title: Chairman of the Board